SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005
 GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer



Genesys Conferencing

Q2 2005 Earnings

August 10, 2005

FORWARD-LOOKING STATEMENTS

In this presentation, statements that are not purely historical are « forward-looking statements ». These statements may be referred to by terms such as anticipates, believes, continues, intends, expects, plans and other similar terms. Such statements are based upon our current expectations regarding market and economic conditions, product plans, product pricing and other factors. In particular, these forward-looking statements include, but are not limited to the company's future financial and operating performance, statements regarding revenue, earnings, customer growth and retention, competition and technology, as well as trends in our business and the market in general. These statements are subjects to risks and uncertainties that may cause actual results to differ materially than those stated in the forward-looking statements. These risks and uncertainties are more completely described in the Form 20-F that was filed by Genesys Conferencing with the Securities and Exchange Commission on May 2, 2005. In addition, our financial forecasts are inherently speculative and uncertain. We do not undertake any obligation to update any of these forecasted numbers of forward-looking statements.



Strategic Positioning

Genesys Conferencing

Volume Growth by Service


500
400
300
200
100
0
Volume (millions of minutes)
Q1 2002
Q2
Q3
Q4
Q1 2003
Q2
Q3
Q4
Q1 2004
Q2
Q3
Q4
Q1 2005
Q2
Multimedia Minute
GenMC-Automated
Attended

Genesys Conferencing

Multimedia Minute Volume



Volume (millions of minutes)
100
80
60
40
20
0
1.8
15.1
33.4
56.8
80.0
101.5
Q1 2004
Q2
Q3
Q4
Q1 2005
Q2

AUDIO | WEB | VIDEO
MULTIMEDIA MINUTE

Genesys Conferencing

Strong Competitive Position


Genesys Conferencing
PURE AUDIO
PURE WEB
AT&T
MCI
INTERCALL
webex
Live Meeting
MULTIMEDIA
MINUTE
AUDIO CONFERENCING PROVIDERS
MULTIMEDIA CONFERENCING PROVIDER
WEB CONFERENCING PROVIDERS



Operating Performance

Genesys Conferencing

Revenue


Revenue Trend (in millions)
45
40
35
30
25
20
15
10
Q1 2004
Q2
Q3
Q4
Q1 2005
Q2
Euros
US Dollars

Genesys Conferencing

GenMC Revenue

Genesys Meeting Center Revenue *(in millions)*


40
30
20
10
0
€26.7
€28.1
$32.2
$35.3
Euros
Dollars
Q2 2004
Q2 2005

Gross Profit



Gross Profit
Gross Profit (in millions)
Gross Margin %
35
30
25
20
15
10
5
0
70%
60%
50%
40%
30%
20%
10%
0%
62.8%
65.6%
€ 22.4
$27.0
€ 23.8
$29.9
Q2 2004
Q2 2005
Euros
Dollars
Gross Margin

Genesys Conferencing

SG&A


Selling General & Administrative* (in millions)
30
25
20
15
10
5
0
€ 19.9
$24.0
€ 19.7
$24.9
Q2 2004
Q2 2005
Euros
Dollars

*Excluding restructuring charges and amortization of intangibles assets.

EBITDA


EBITDA*
EBITDA (in millions)
9
8
7
6
5
4
3
2
1
0
€ 4.0
11.3%
$4.9
€ 6.6
18.3%
$8.3
25%
20%
15%
10%
5%
0%
EBITDA Margin %
Q2 2004
Q2 2005
Euros
Dollars
EBITDA Margin

Genesys Conferencing

*EBITDA excluding stock-based compensation expenses.

Q2 2005

Net Income and EPS



€0.05
€ 0.9
$1.1
Q2 2004
Q2 2005
€(58.3)
€(3.17)
$(70.3)
Net Income (in millions)
Earning Per Share
10
0
-10
-20
-30
-40
-50
-60
-70
-80
€ 0.10
-€ 0.30
-€ 0.70
-€ 1.10
-€ 1.50
-€ 1.90
-€ 2.30
-€ 2.70
-€ 3.10
-€ 3.50
Euros
Dollars
EPS

Genesys Conferencing

Net Income

(millions)		Three Months Ended March 31, 2005		Three Months Ended June 30, 2005		Six Months Ended June 30, 2005
Revenue	€	**34.1**	€	**36.2**	€	**70.4**
Gross Profit		**21.8**		**23.8**		**45.6**
EBITDA		**6.3**		**6.6**		**12.9**
Net Income before modifications related to the application of IFRS for certain U.S. dollar denominated financial instruments	€	2.7	€	2.5	€	5.2
Modifications related to the application of IFRS for certain U.S. dollar denominated financial instruments		(1.2)		(1.6)		(2.8)
Net Income	€	**1.5**	€	**0.9**	€	**2.4**
Basic and diluted net income per share	€	0.08	€	0.05	€	0.13

Genesys Conferencing

Liquidity

- **As of June 30, 2005**
  - **Net cash*** **€ 5.6 million**
  - **Net debt** **€ 75.6 million**

*Net cash is total cash and cash equivalents less bank overdrafts.

Conclusion

Genesys is Uniquely Positioned in a Changing Industry

- Highly flexible multimedia technology platform
- Fast growing multimedia conferencing provider
- Core VoIP capabilities
- Global distribution, common practices
- Experienced large enterprise sales and customer service teams
- Demonstrated ability to optimize costs
- Flexibility to invest in sales and technology, while steadily reducing debt

Question and Answer Session



Genesys Conferencing